Mail Stop 6010

February 29, 2008

Mr. Joseph C. Papa
Chairman and Chief Executive Officer
Perrigo Company
515 Eastern Avenue
Allegan, MI 49010

> **Re:** **Perrigo Company**
> **Form 10-K for Fiscal Year ended June 30, 2007**
> **Filed August 23, 2007**
> **File No. 000-19725**

Dear Mr. Papa:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2007

Item 1. Business

Acquisition, page 6

1. We note that you acquired products from Glades Pharmaceuticals for approximately $57 million. Additionally, it appears that the acquisition agreement provides for future collaboration. Please discuss the material terms of the agreement, including:

   - Information about the products or number of products acquired; and
   - Each parties obligations and benefits under the collaboration provisions.

   Additionally, provide us with an analysis supporting your determination that a Form 8-K disclosing this acquisition was not required to be filed.

Collaboration Agreement, page 6

2. We note your disclosure that you entered into an agreement to collaborate on the development and manufacture of two drug products and the revenues related to the agreement had a significant positive impact on gross profit in the second half of fiscal 2006, all of fiscal 2007 and are expected to continue to contribute significantly to gross profit during fiscal 2008. Please discuss the material terms of the agreement, including:

   - The identity of the other party;
   - The two products;
   - Amounts paid/received to date;
   - Aggregate potential payments;
   - Existence of royalty provisions; and
   - Duration and termination provisions.

   File the agreement as an exhibit to the registration statement or provide us with an analysis supporting your determination that the agreement is not required to be filed.

3. Additionally, on page 38, you disclose that you have entered into a five year supply, purchase and license agreement with this same party. Please discuss the material terms of this agreement, including:

   - Identification of the intellectual property assets sold;
   - Identification of products to be purchased/sold by each party;
   - Minimum purchase requirements; and
   - Payments to date.

   Additionally, file the agreement as an exhibit or provide us with an analysis supporting your determination that it is not required to be filed.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

4. Please provide quantitative information regarding market risks associated with foreign currency exchange rates in accordance with one of the three disclosure alternatives provided in Item 305 (a)(1)(i) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

5. You note on page 10 of your filing that Wal-Mart is a significant customer, one which accounted for 21% of consolidated net sales for fiscal 2007. If you have a written agreement with Wal-Mart, please describe its material terms in the Business Section, and file it as an exhibit in accordance with Item 601 (b)(10)(ii)(B) of Regulation S-K. If you believe you are not substantially dependent on the agreement, provide us with an analysis supporting your determination.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director